Exhibit 99.1




                              FOR IMMEDIATE RELEASE



Investors:                                                Media:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5755
     800-252-3526                                              800-252-3526


                  ELAN TO PRESENT AT SG COWEN & Co. 5TH ANNUAL
                          GLOBAL HEALTHCARE CONFERENCE


DUBLIN, IRELAND, NOVEMBER 10, 2004--Elan Corporation, plc announces that it will present at SG Cowen & Co. 5th Annual Global Healthcare Conference in Geneva, Switzerland on Wednesday, November 17, 2004 at 9.10 a.m. Central European Time,
8.10 a.m. Greenwich Mean Time, 3.10 a.m. Eastern Standard Time. Interested parties may access a live audio webcast of the presentation by visiting Elan's website at www.elan.com and clicking on the Investor Relations section, then on the event icon.

About Elan

Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing, selling and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases and severe pain. Elan's (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.